Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2022 of Triple Flag Precious Metals Corp. of our report dated February 21, 2023, relating to the consolidated financial statements, which is filed as part of Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-266940) and Form S-8 (File No. 333-267209) of Triple Flag Precious Metals Corp. of our report dated February 21, 2023 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form filed as Exhibit 99.1 which appears in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

PricewaterhouseCoopers LLP, Licensed Public Accountants

Toronto, Ontario

Canada

March 30, 2023